June 29, 2020

VIA EDGAR

Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Alan Campbell

Re:	AdaptHealth Corp. Registration Statement on Form S-1 Filed June 29, 2020 File No. 333-239515

Dear Mr. Campbell:

Reference is made to the Registration Statement on Form S-1 filed by AdaptHealth Corp. (the “Company”) with the U.S. Securities and Exchange Commission on June 29, 2020 (File No. 333-239515) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on June 30, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact Michael Brandt or Danielle Scalzo of Willkie Farr & Gallagher LLP at (650) 887-8962 or (212) 728-8620, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

AdaptHealth Corp.

By:	/s/ Luke McGee
Name: Luke McGee
Title: Chief Executive Officer

Via E-mail:

cc:          Michael Brandt
Danielle Scalzo

Willkie Farr & Gallagher LLP